EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

January 13, 2021

AVINO REPORTS 60% INCREASE IN MEASURED AND INDICATED MINERAL RESOURCES TO
75.9 MILLION OUNCES SILVER EQUIVALENT AT THE AVINO PROPERTY

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce an updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”). The updated estimate includes the Property’s Avino Mine (Elena Tolosa – “ET”) vein systems, the San Gonzalo Mine, and the Property’s Oxide Tailings. The mineral resources estimate has been included in an updated technical report prepared by Tetra Tech Inc. under National Instrument 43-101 (“NI-43-101”), which will be available on SEDAR (www.sedar.com) under the Company’s profile and filed on Form 6-K with the SEC within 45 days.

Highlights (compared to February 21, 2018)

Measured and Indicated Mineral Resources:

•	Increase of 60% in silver equivalent ounces, up to 75.9 million ounces
•	Increase in gold and copper grades by 6% and 11%, up to 0.67 g/t and 0.41%
•	Increase in silver grade at ET by 3%, up to 63 g/t
•	Decrease in consolidated silver grades by 10%, to 69 g/t, as a result of depletion at San Gonzalo
•	Increase in tonnage of 90% overall, totaling 20.3 million metric tonnes

Inferred Mineral Resources:

•	Decrease of 6% in silver equivalent ounces, down to 21.8 million ounces

Avino Mine Mineral Resources Summary as at October 31, 2020
Measured & Indicated Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu Tonnes
Measured	Avino - ET	60	4,760,000	120	74	0.63	0.55	18.4	11.3	97	26,300
Measured	San Gonzalo System	130	267,000	356	263	1.36	0.00	3.1	2.3	12	0
Total Measured	All Deposits		5,027,000	133	84	0.67	0.52	21.5	13.6	109	26,300
Indicated	Avino - ET	60	13,890,000	107	59	0.68	0.41	47.9	26.5	304	56,700
Indicated	San Gonzalo System	130	216,000	304	230	1.09	0.00	2.1	1.6	8	0
Indicated	Oxide Tailings	50	1,120,000	124	89	0.42	0.00	4.5	3.2	15	0
Total Indicated	All Deposits		15,226,000	111	64	0.67	0.37	54.5	31.3	327	56,700
Total Measured & Indicated	All Deposits		20,253,000	117	69	0.67	0.41	75.9	44.9	436	83,000

Inferred Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu Tonnes
Inferred	Avino – ET	60	5,230,000	95	51	0.64	0.34	16.0	8.5	108	17,700
Inferred	San Gonzalo System	130	85,000	298	233	0.96	0.00	0.8	0.6	3	0
Inferred	Oxide Tailings	50	1,230,000	125	85	0.47	0.00	5.0	3.4	19	0
Total Inferred	All Deposits		6,545,000	103	59	0.61	0.27	21.8	12.5	129.0	17,700

Notes:

1.	Figures may not add to totals shown due to rounding.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	The Mineral Resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects.
4.	Cut-off grades were calculated using the following consensus metal price assumptions: gold price of US$1,875/oz, silver price of US$24.00/oz, and copper price of US$3.10/lb.
5.	Silver equivalent (AgEQ) ounces are notional, based on the combined value of metals expressed as silver ounces.
6.	Metal Recovery based on operational results and column tests.
7.	The silver equivalent was calculated using the following assumptions:

a.	For ET using the formula: AgEQ = 1 x Ag grade + 65.1 x Au grade + 8.66 x Cu grade
b.	For San Gonzalo using the formula: AgEQ = 1 x Ag grade + 72.54 x Au grade
c.	For Oxide Tailings using the formula: AgEQ = 1 x Ag grade + 84.55 x Au grade

January 13, 2021 - Avino Silver & Gold Mines Ltd. – News Release
Avino Reports 60% Increase in Measured and Indicated Mineral Resources to 75.9 Million Ounces Silver Equivalent at the Avino Property

Avino President and CEO, David Wolfin commented: “We are thrilled to have successfully gone over and above replacing mining depletion since the previous report, by adding significant additional measured and indicated resources at the Avino property. The updated mineral resource estimate provides us with a robust long-term outlook. With several areas on the property that have yet to be explored, there is a strong in-situ potential for further potential resource extension. Many thanks to our hard-working operation team in Mexico for their hard work over the years to more fully understand the extent of mineralization at Avino. The drills will be active again during the first quarter and the 2021 exploration program will continue to build on the success of our past operations.”

The indicated mineral resource at Avino’s Elena Tolosa (“ET”) deposit has been significantly increased. As of the date of the previous mineral resource estimate in 2018, the mineralization was estimated to consist of a 10 metre to 30 metre wide footwall zone with a sporadic development of hanging wall stockwork.

Subsequently, the Avino Vein has been fully exposed and sampled in underground development below elevations of 360 metres to 470 metres below surface, and it has been discovered to be consistently and continuously mineralised between the hanging wall and footwall veins over a thickness of up to 45 metres. This broad zone has been proven by underground development and channel sampling down to an elevation of 1,849 metres.

This mineralization was sampled and partially mined before the recent hiatus in operations and it is included in the current mineral resource.

Detailed depletion models for the ET deposit and San Gonzalo have been applied, based on updated 3D models of underground development and stoping excavations.

The western portion of the inferred oxide tailings resource has been reduced, due to

•	uncertainty of the bedrock topographic profiles under the tailings; and
•	the increased depth of sulphide tailings that was placed above the western portion of the inferred oxide tailings resource.

The total measured and indicated mineral resource tonnage in all deposits totals 20.3 million metric tonnes containing 75.9 million troy ounces of silver equivalent, comprised of 44.9 million troy ounces of silver, 436,000 troy ounces of gold, and 83,000 metric tonnes of copper.

The total inferred mineral resource tonnage in all deposits totals 6.6 million metric tonnes, of 21.8 million troy ounces of silver equivalent comprised of 12.5 million troy ounces of silver, 129,000 troy ounces of gold, and 17,700 metric tonnes of copper.

The mineral resource estimates were prepared by Michael O’Brien P.Geo., Pr.Sci.Nat., of Red Pennant Geoscience who is a “Qualified Person” within the meaning of NI 43-101 and independent of Avino, as defined by Section 1.5 of NI 43-101.

Oxide Tailings

The Oxide Tailings resource has been re-estimated using the same model and data as the previous mineral resource update, however a more conservative approach has been utilized in extrapolating the inferred material.

Method of Calculation

The definitive estimation methods used were substantially the same for all three deposits (Ordinary Kriging), providing a consistent baseline for strategic planning.

Mineral resources were estimated by ordinary kriging, optimized using kriging neighbourhood analysis and verified by means of nearest neighbour and inverse distance methods, swathplot comparisons of estimates and visual inspections. Block models were created for the San Gonzalo and Avino Vein Systems and the Oxide Tailings deposit and estimates were made utilizing blocks of sizes 20 m long x 5 m wide x 10 m high for Avino (ET Mine), sizes 10 m long x 5 m wide x 10 m high for San Gonzalo and 40 m long x 40 m wide x 2 m high for Oxide Tailings.

January 13, 2021 - Avino Silver & Gold Mines Ltd. – News Release
Avino Reports 60% Increase in Measured and Indicated Mineral Resources to 75.9 Million Ounces Silver Equivalent at the Avino Property

Fundamental changes since the previous mineral resource estimates are (1) depletion due to mining (over 800 thousand tonnes milled since the beginning of 2018), (2) significant new sampling information (3) changes to cut-off calculations and (4) reclassification of mineral resources in the light of improved confidence in the understanding of the deposits at distances from the underground channel samples and drill hole samples.

More sampling information does not always lead to direct increases in resource tonnages and contained metal. In some cases, the new information provides improved understanding (developed by variogram modelling and kriging neighborhood analysis) that may demote some portions of mineral resource from high confidence measured and indicated categories, to a lower confidence inferred category.

Currently, for the San Gonzalo and Avino Vein Systems, estimated blocks more than thirty-five metres from samples are not included in the indicated category resources and have been classified as inferred resources.

For the Oxide Tailings, estimated blocks more than fifty metres from samples are not included in the indicated category resources.

Qualified Person(s)

Avino’s projects in Durango, Mexico are under the geoscientific oversight of Michael O’Brien, P.Geo., Senior Principal Consultant, Red Pennant Geoscience, and under the supervision of Peter Latta, P.Eng, Avino’s VP, Technical Services, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is primarily a silver producer with a diversified pipeline of silver, gold, and base metal properties in Mexico. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of January 13, 2021 prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property has the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into Reserves as defined under SEC Industry Guide 7.